

August 19, 2010

David I. Chemerow
Chief Financial Officer
Rentrak Corporation
7700 NE Ambassador Place
Portland, Oregon 97220

> **Re: Rentrak Corporation**
> **Form 10-K: For the Fiscal Year Ended March 31, 2010**
> **Filed on June 14, 2010**
> **File No. 000-15159**

Dear Mr. Chemerow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the Fiscal Year Ended March 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Cost of Sales, page 25

1.   In future filings, for each segment separately, please quantify and discuss the changes in each of the material components of costs of sales and any other components of costs of sales.

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Revenue Recognition, page 38

2.   We note that certain arrangements include guaranteed minimum revenues from your customers and that you recognize these amounts on the street date. Please quantify these amounts for us for each of the last three fiscal years, tell us whether these arrangements relate to individual titles or groups of titles, tell us whether the amounts are nonrefundable, and explain to us why you believe it is appropriate to recognize them on the street date rather than over the estimated life of the respective title.

Accounts Receivable and Allowance for Doubtful Accounts, page 38

3.   We note that you are able to contractually recover certain bad debts from your program suppliers and that such recoveries are recorded as reductions to expense when they are fixed and determinable pursuant to the program supplier contract. So that we may better understand this arrangement please tell us which bad debts it includes, what makes a bad debt fixed and determinable, and the amount of recoveries during each of the last three fiscal years.

Advertising Expense, page 41

4.   Please quantify for us the amounts of unaccountable reimbursements recognized for each of the last three fiscal years.

Note 7. Acquisition of Nielsen EDI–Business, page 44

5.   Please tell us how you determined that the global relationships intangible asset of $7.4 million resulting from the acquisition of Nielson EDI Limited has an indefinite useful life.

Form 8-K furnished August 3, 2010

Reconciliation of GAAP and Non-GAAP Financial Measures- Non-GAAP EPS

6.   Please revise future filings to disclose the "one-time item(s)."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief